Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Receives CA$ 788,000 Payment of the Arrears

Quebec, QC, Canada, January 10th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce that it has received the full payment of an outstanding balance of arrears from its Mobile Network Operator (MNO) partner in Cameroon for an amount of approx. CA$ 788,000.

The Company also reports that it has reached an agreement with its MNO partner on a revised site acceptance procedure. This process is now in place and is expected to be completed for the sites deployed in Cameroon by the end of January 2025. NuRAN invoiced 79 sites in November, with a monthly average revenue per site of CA$ 4,300.

In addition, NuRAN is pleased to report that the purchase of materials necessary to build up to 183 additional sites has been completed. Since August 2024, the delivery process has been impacted by newly restrictive importation rules, especially concerning hazardous goods. To mitigate these rules, Management has taken steps to transfer inventories from other countries to Ivory Coast and Cameroon to support its rollout plan and add 21 sites to the 183 listed above. Since Cameroon’s performance has exceeded even the most aggressive expectations, the main deployments will continue to occur in that country for the time being. As of today, the Company expects that the rollout of the new sites reliant on these materials shall begin in February, subject to their timely arrival.

The material for the initial 3G trial is also en route to Cameroon, with deployment planned for Q1. The identification of the sites has been completed, while the implementation of the 3G core network elements is scheduled for February.

“NuRAN remains focused on achieving continued EBITDA growth and reaching breakeven in Q2 2025. The entire team is fully committed to deploying as many sites as possible, as quickly as possible, given our current financial resources,” stated Francis Letourneau, President and CEO at NuRAN Wireless Inc.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

PRESS RELEASE

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company being able to provide services similar to other tower companies and the Factor providing adequate funding for the business in this period leading up to the securing of additional funding. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.